SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

     PROTOCOL AND JUSTIFICATION FOR THE MERGER OF HOLDCO PARTICIPAÇÕES LTDA. INTO TIM PARTICIPAÇÕES S.A.

This private instrument is entered into by:

I. TIM PARTICIPAÇÕES S.A., a publicly-traded company with its headquarters in the City and State of Rio de Janeiro, at Av. das Américas, No. 3,434, Block I, 6th floor, Corporate Taxpayer Identification No. 02.558.115/0001 -21, herein represented by Mr. Luca Luciani, an Italian citizen, married, bachelor of economic sciences, with a commercial address at Av. das Américas, No. 3,434, Block I, 6th floor, Barra da Tijuca, in the City and State of Rio de Janeiro, bearer of Italian passport No. AA10695977, valid through April 18th 2017, Individual Taxpayer Identification No. 059.837.507 -47, and by Mr. Claudio Zezza, an Italian citizen, married, bachelor of economic sciences, with a commercial address at Av. das Américas, No. 3,434, Block I, 6th floor, Barra da Tijuca, in the City and State of Rio de Janeiro, bearer of Italian passport No. E021021, valid through March 16th 2015, (hereinafter denominated “TIM PART”); and

II. HOLDCO PARTICIPAÇÕES LTDA., a limited company with its headquarters in the City and State of Rio de Janeiro, at Praia de Botafogo No. 370, 9th floor - part, Corporate Taxpayer Identification No. 02.698.266/0001 -85, herein represented by its Executive Officer, Mr. Leo Julian Simpson, a British citizen, married, attorney-at-law, with a commercial address in the City and State of Rio de Janeiro, at Praia de Botafogo No. 370, bearer of foreigner’s identity document R.N.E. No. V286 732Q, issued by SE/DPMAF/DPF, and Individual Taxpayer Identification No. 055.842.677 -83 (hereinafter denominated “HOLDCO”, with both TIM and HOLDCO together denominated “Parties”).

WHEREAS:

(i) TIM PART is the direct and indirect controlling shareholder of companies possessing authorizations granted by the National Telecommunications Agency – ANATEL (“ANATEL”) to provide (a) Personal Mobile Service – “SMP” in regions I, II and III of the SMP General Plan of Authorizations (“PGA”); (b) Switched Wireline Telephone Service “STFC”, in the Local, Domestic Long Distance – “LDN” and International Long Distance “LDI” modalities, in regions I, II and III of the National Plan of Grants (“PGO”); and (c) Multimedia Communication Service, throughout the entire Brazilian territory;

(ii) HOLDCO is the controller of INTELIG Telecomunicações Ltda. (“INTELIG”) which is the holder of authorizations granted by ANATEL to provide: (a) Switched Wireline Telephone Service “STFC”, in the Local modality, in Regions I, II and III of the PGO; and in the Domestic Long Distance – LDN and International Long Distance LDI modalities, both in region IV of the PGO, and (b) Multimedia Communication Service, throughout the entire Brazilian territory;

(iii) TIM PART intends to complete an operation of merger of HOLDCO through the transfer of all the elements that make up HOLDCO’s assets and liabilities to the capital of TIM PART, the Parties, through their respective officers, have fairly agreed to enter into this Protocol and Justification for the Merger of HOLDCO into TIM PART (“Protocol”), pursuant to articles 224, 225 and 227 of Law No. 6,404/76, dated December 15th 1976, as amended (“Brazilian Corporations Law”), which will be submitted for approval by the TIM PART shareholders in an Extraordinary General Meeting of Shareholders, and by the quotaholders of HOLDCO by means of a Quotaholders’ Resolution.

FIRST CLAUSE: RATIONALE

1.1. The operation of merger of HOLDCO into the capital of TIM PART, with the consequent extinction of HOLDCO, as per the terms and conditions set forth in the 2nd Amendment and Consolidation of the Merger Agreement entered into among Parties TIM Brasil Serviços e Participações S.A.; INTELIG, DOCAS Investimentos S.A., JVCO Participações Ltda. (“JVCO”), BOTOFOGA Limited and Leo Julian Simpson on November 30th 2009 (“Merger Agreement”), seeks to optimize available resources through gains of synergy between their operations, as they possess complementary networks. Intelig has a sound metropolitan network in the largest cities in the country, plus its own extensive carrier network structure (Backbone). This combination of its own infrastructure will allow economies of leased lines costs, speed up roll-out of the 3G network, and also enhance the competitive position of TIM PART, especially in the corporate segment and the data transmission offer.

SECOND CLAUSE: OWNERSHIP STRUCTURE OF THE PARTIES

2.1. TIM PART is a publicly-traded company with its capital stock totally subscribed to and paid-up, of R$7,632,371,373.56 (seven billion, six hundred and thirty-two million, three hundred and seventy-one thousand, three hundred and seventy-three reais and fifty-six centavos), divided into 799,924,805 (seven hundred and ninety-nine million, nine hundred and twenty-four thousand, eight hundred and five) common shares, and 1,548,522,231 (one billion, five hundred and forty-eight million, five hundred and twenty-two thousand, two hundred and thirty one) preferred shares, all nominative and with no par value.

2.2. HOLDCO is a limited liability company, with its capital stock totally subscribed to and paid-up, of R$3,029,659,161.00 (three billion, twenty-nine million, six hundred and fifty-nine thousand, one hundred and sixty-one reais), divided into 3,029,659,161 (three billion, twenty-nine million, six hundred and fifty-nine thousand, one hundred and sixty-one) quotas, at a par value of R$1.00 (one real) each, all owned by JVCO.

THIRD CLAUSE: BASES FOR MERGER AND VALUATIONS

3.1. The merger will take place through the transfer of the total shareholders’ equity of HOLDCO to TIM PART (“Merger”), which shareholders’ equity will consist of the assets and liabilities valued by a specialist company in the terms of this instrument and the Merger Agreement, according to the conditions set forth below:

3.1.1. As a result of the Merger, TIM PART shall increase its shareholders’ equity by an amount corresponding to the total value of the shareholders’ equity of HOLDCO to be absorbed.

3.1.2. Criteria for valuation of the shareholders’ equity of HOLDCO and handling of equity variations. The shareholders’ equity of HOLDCO will be merged at book value, taking as a basis the elements appearing in the balance sheet dated as of November 30th 2009 (“Base-Date”), duly audited for the purposes of article 12 of CVM Ruling no. 319/99.

3.1.3. Valuation at Book Equity Value. The Merger will be effected at HOLDCO’s shareholders’ equity value, supported by a valuation report to be drawn up by ACAL Consultoria e Auditoria S.S., a simple company, with its principal place of business at Av. Rio Branco No. 181, 18th floor, in the City of Rio de Janeiro, State of Rio de Janeiro, Corporate Taxpayer Identification No. 28.005.734/0001 -81 (“ACAL”) (“Report of Valuation at Book Equity Value”), based on the accounting criteria and constituting Schedule I to this Protocol. The Valuation Report will be submitted for approval by the shareholders of TIM PART, and will be filed at the headquarters of TIM PART. Pursuant to the provisions of item XIV, 1st paragraph, article 2, of CVM Ruling 319/99, ACAL has stated that it has no conflict or communion of interests, actual or potential, that impairs the independence required for performance of its functions and the preparation of the Report of Valuation at Book Equity Value.

3.1.4. HOLDCO’s book shareholders’ equity on the Base-Date, referred to in the Valuation Report prepared for this operation, is of R$516,724,650.57 (five hundred and sixteen million, seven hundred and twenty-four thousand, six hundred, fifty reais and fifty-seven centavos).

3.1.5. Valuation at Economic Value. Pursuant to the Merger Agreement, the ratio of substitution of quotas representative of the capital stock of HOLDCO by new shares to be issued by TIM PART in favor of JVCO was borne out by the Valuation at Economic Value drawn up by Banco Merrill Lynch de Investimentos S.A. (“Merrill Lynch”), by means of which TIM PART and INTELIG were valued on the basis of operational and financial premises and information from TIM PART and INTELIG, prepared and/or discussed with the management of TIM PART, at their economic value, using the method of discounted cash flow at present value (“Valuation Report at Economic Value”), which constitutes Schedule II to this Protocol.

FOURTH CLAUSE: CAPITAL STOCK OF TIM PART AND SUBSTITUTION RATIO

4.1. Increase and make-up of the capital stock of TIM PART after Merger and the Substitution Ratio. Subject to the provisions set forth in the Merger Agreement, and also on the basis of the Report of Valuation at Book Equity Value presented, as a result of the merger, the capital stock of TIM PART will be increased by R$516,724,650.57 (five hundred and sixteen million, seven hundred and twenty-four thousand, six hundred and fifty reais, fifty-seven centavos), through the issuance of TIM PART common shares representative of up to 5.14% (five point one-four per cent) of the total shares of this kind; and preferred shares issued by TIM PART representative of up to 5.14% (five point one-four per cent) of the total shares of this kind, to be distributed to JVCO, the sole quotaholder of HOLDCO, thus amounting to the following exchange ratio:

Holdco Quota	TIM ON Share (common)	TIM PN Share (preferred)
1	0.01431	0.02770

4.1.1 The substitution ratio may be reduced according to an adjustment formula contained in the Merger Agreement by virtue of any possible negative variation in the status of net financial debt and working capital (as defined and adjusted under the Merger Agreement) displayed by HOLDCO and Intelig, on a consolidated bases, after the base-date of the merger and prior to completion of the transaction.

4.2. The common and preferred shares to be attributed to JVCO will be entitled to full dividends from TIM PART, in relation to the fiscal years in which TIM PART earns profits subject to distribution, this also in relation to the current fiscal year.

4.3. All quotas representing the capital stock of HOLDCO will become extinct at the time of the Merger, and substituted by the new shares issued by TIM PART, to be issued pursuant to this instrument.

FIFTH CLAUSE: THE CAPITAL STOCK OF TIM PART AFTER MERGER

5.1. Upon approval of the Merger, on the terms set forth herein and in the Merger Agreement, the capital stock of TIM PART will thenceforth be divided into 843,281,477 common shares and 1,632,453,583 preferred shares, fully subscribed to and paid-up, all nominative and with no par value. The aforementioned article 5 of the TIM PART Bylaws shall thenceforth have the following wording, without any other changes to its Bylaws:

“Art. 5. – The capital stock, subscribed to and paid-up, is R$8,149,096,024.13 (eight billion, one hundred and forty-nine million, ninety-six thousand, twenty-four reais and thirteen centavos), represented by 2,475,735,060 shares, of which 843,281,477 are common shares and 1,632,453,583 are preferred shares, all nominative and with no par value.”

5.2. Changes in Equity. Equity operations and changes related to HOLDCO, verified as between the Base-Date and the date of the TIM PART General Meeting of Shareholders that approves the completion of the merger will be absorbed by TIM PART.

SIXTH CLAUSE: OTHER CONDITIONS OF THE MERGER

6.1. This Protocol will be submitted to a decision by the TIM PART shareholders in an Extraordinary General Meeting and to a Meeting of Quotaholders of HOLDCO. Upon approval of the Merger operation by the respective companies, the officers of TIM PART shall perform all acts necessary for completion of the Merger, pursuant to articles 227, 2nd paragraph, and 234 of Law 6,404/76 and article 1,118 of the Brazilian Civil Code.

6.2. By virtue of the succession, all the elements that make up the HOLDCO’s assets and liabilities will be incorporated to the equity of TIM PART, which will succeed it in all goods, rights and obligations.

6.3. HOLDCO will be extinct for all legal intents and purposes, pursuant to article 1,118 of the Civil Code and article 227 of Law No. 6,404/76.

6.4. Prior Approval by ANATEL. The operation that culminates in the merger of the entire equity of HOLDCO and its extinction into TIM PART was approved by the National Telecommunications Agency – ANATEL, by means of ANATEL Act No. 4,634, dated August 11th 2009, published in the Federal Official Gazette on August 14th 2009, which also granted a period of 18 months for elimination of the geographical overlapping of the STFC grants held by TIM CELULAR S.A. and Intelig, as a result of the relation of association between them arising from this merger.

6.5. This operation is, pursuant to the applicable legislation, exempt from registry with the U.S. Securities and Exchange Commission (“SEC”), the regulatory agency of the United States capital market, although it will be informed to the SEC, by presentation of Form 6-K.

6.6. The Merger now agreed upon was notified in a timely manner to the Administrative Council for Economic Defense – CADE.

6.7. Documents Available to the Shareholders. In compliance with the provisions of article 3 of CVM Ruling 319/99, the documents addressing the act of merger mentioned in this Protocol will be available to the shareholders of TIM PART as from the date of publication of a material fact notice concerning the Merger, pursuant to article 2 of CVM Ruling No. 319/99, or the invitation to the TIM PART General Meeting, whichever occurs sooner, and may be consulted at the following addresses: the principal place of business (as informed in the preamble to this instrument) and on the website of TIM PART (www.tim.com.br/ir), at the CVM and the São Paulo Stock Exchange – BOVESPA.

SEVENTH CLAUSE: GOVERNING LAW, ARBITRATION AND LEGAL VENUE

7.1. This Protocol will be governed and construed according to the laws of the Federative Republic of Brazil. The Parties expressly agree that any controversies, disputes or claims concerning the validity, interpretation, compliance, implementation, termination or breach of this Protocol or documents related hereto (including its schedules and the validity of this arbitration clause) and any legal relations associated with this Protocol, will be settled exclusively and definitively, brooking no appeal, through arbitration to be held in Paris, France, according to the Arbitration Rules of the International Chamber of Commerce in force on the date of execution of this Agreement (“Rules”). The procedural rules laid down in Law No. 9,307/96 and in the Code of Civil Procedure will supplement the Rules in the event of omission in these latter.

7.2. The Parties elect the courts of the County of the Capital of São Paulo State to seek the appropriate legal measures arising from this Protocol, which will not be construed as a form of abandonment of the arbitration procedure by the Parties or breach of the commitment clause.

In witness whereof, fairly contracted, the Parties execute this Protocol, in two counterparts, in the presence of two witnesses, which will be submitted to the competent entities at the Parties, and in case of approval, they undertake to perform the subsequent acts necessary for completion of this operation.

Rio de Janeiro, December 14th 2009

TIM PARTICIPAÇÕES S.A.

Name:	Name:
Post:	Post:

HOLDCO PARTICIPAÇÕES LTDA.

Name:	Name:
Post:	Post:

Witnesses:
Name:	Name:
ID:	ID:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 15, 2009	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.